-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                      Tender Offer Statement Pursuant To
            Section 14(d)(1) Of The Securities Exchange Act Of 1934

                               ----------------

                          SYNTHETIC INDUSTRIES, INC.
                           (Name of Subject Company)

                            SIND ACQUISITION, INC.
                              SIND HOLDINGS, INC.
                                INVESTCORP S.A.
                                   (Bidders)

                    Common Stock, $1.00 par value per share
                        (Title of Class of Securities)

                                   871914107
                     (CUSIP Number of Class of Securities)

                           E. Michael Greaney, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                           New York, New York 10166
                                (212) 351-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
            Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------
                $314,512,011                                      $62,903
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Synthetic Industries, Inc. at a price of $33.00 per Share in cash, without interest. The filing fee calculation is based on 8,664,819 Shares outstanding as of November 1, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 865,848 Shares upon the exercise of outstanding stock options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rules 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: None                Filing party:Not applicable.

Form or registration no.: Not applicable    Date filed:  Not applicable

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                SCHEDULE 14D-1

    CUSIP No. 871914107                                      Page 2 of 10 Pages


1. Names of Reporting Persons I.R.S. Identification Nos.
   of Above Persons (Entities Only)

   SIND Acquisition, Inc.
-------------------------------------------------------------------------------


 2.  Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]

-------------------------------------------------------------------------------


 3. SEC Use Only

-------------------------------------------------------------------------------


 4. Sources of Funds
    AF, BK

-------------------------------------------------------------------------------


 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

-------------------------------------------------------------------------------

 6. Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------


 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,699,194 (1)

-------------------------------------------------------------------------------


 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]

-------------------------------------------------------------------------------


 9. Percent of Class Represented by Amount in Row (7)
    65.8%

-------------------------------------------------------------------------------


10. Type of Reporting Person
    CO

-------------------------------------------------------------------------------

(1) SIND Acquisition, Inc. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that SIND Acquisition, Inc. is the beneficial owner of any such shares.

                                 SCHEDULE 14D-1

    CUSIP No. 871914107                                       Page 3 of 10 Pages


 1. Names of Reporting Persons
    I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    SIND Holdings, Inc.
--------------------------------------------------------------------------------


 2. Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------


 3. SEC Use Only

--------------------------------------------------------------------------------


 4. Sources of Funds
    AF, BK

--------------------------------------------------------------------------------


 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------


 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,699,194 (2)

--------------------------------------------------------------------------------


 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [_]

--------------------------------------------------------------------------------


 9. Percent of Class Represented by Amount in Row (7)
    65.8%

--------------------------------------------------------------------------------


10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

(2) SIND Holdings, Inc. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that SIND Holdings, Inc. is the beneficial owner of any such shares.

                                 SCHEDULE 14D-1

    CUSIP No. 871914107                                       Page 4 of 10 Pages


 1. Names of Reporting Persons I.R.S. Identification Nos.
    of Above Persons (Entities Only)

    Investcorp S.A.
--------------------------------------------------------------------------------


 2. Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------


 3. SEC Use Only

--------------------------------------------------------------------------------


 4.  Sources of Funds AF, BK

--------------------------------------------------------------------------------


 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------

 6. Citizenship or Place of Organization

   Luxembourg

--------------------------------------------------------------------------------


 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,699,194 (3)

--------------------------------------------------------------------------------


 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------


 9. Percent of Class Represented by Amount in Row (7)
    65.8%

--------------------------------------------------------------------------------


10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

(3) Investcorp S.A. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that Investcorp S.A. is the beneficial owner of any such shares.

                                 INTRODUCTION

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by SIND Acquisition, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of SIND Holdings, Inc., a Delaware corporation ("Parent") formed at the direction of Investcorp S.A., a Luxembourg corporation ("Investcorp"), to purchase all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Synthetic Industries, Inc., a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, a copy of which is attached hereto as Exhibit (c)(1), and which provides, among other things, that on the second business day following or as soon as practicable after the satisfaction or waiver of the conditions set forth therein (including the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (other than any Shares held by Parent, Purchaser or the Company, or any subsidiary of Parent or the Company, and other than Shares held by the Company's stockholders who have properly exercised appraisal rights under Delaware law), will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest thereon, upon surrender of the certificate representing the Share.

  The information contained in this Statement concerning the Company, including information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. None of Investcorp, Parent or Purchaser takes any responsibility for the accuracy of such information.

Item 1. Issuer and Class of Security Subject to the Transaction

  (a) The name of the subject company is Synthetic Industries, Inc., a Delaware corporation, which has its principal executive offices at 309 LaFayette Road, Chickamauga, Georgia 30707.

  (b) The class of equity securities being sought is the common stock, par value $1.00 per share, of the Company. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares; Dividends" is incorporated herein by reference.

Item 2. Identity and Background

  (a)-(d),(g) This Statement is being filed by Investcorp, Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Investcorp, Parent and Purchaser, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Investcorp, Parent and Purchaser is set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--9. Certain Information Concerning Investcorp, Parent and Purchaser" and in
Schedule I to the Offer to Purchase, and is incorporated herein by reference. Sipco Limited, a Cayman Islands corporation ("Sipco"), is a passive holding company which has no operations and no employees. Sipco may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock. Sipco's principal office is located at West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands, B.W.I. The information concerning the name, business address, present principal occupation or employment (including the name, age, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Sipco is set forth in Schedule 1 to this Statement.

  (e) and (f) During the last five years, none of Sipco, Investcorp, Parent, Purchaser, or to the best of Investcorp, Parent's and Purchaser's knowledge, any person listed in Schedule I to the Offer to Purchase or Schedule 1 to this Statement has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Past Contacts, Transactions or Negotiations

  (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--9. Certain Information Concerning Investcorp, Parent, Purchaser" and "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" is incorporated herein by reference. Since October 1, 1996, none of Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in
Schedule 1 to this Statement, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer.

  (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--9. Certain Information Concerning Investcorp, Parent and Purchaser," "THE TENDER OFFER--10. Background of the Offer and the Merger; Contacts with the Company" and "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" is incorporated herein by reference. Since October 1, 1996, there have been no contacts, negotiations or transactions between Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement on the one hand, and the Company or its affiliates on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities of any class of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

Item 4. Source and Amount of Funds or Other Consideration

  (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

  (a)-(e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" and "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference. Except as incorporated herein by the previous sentence, none of Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in
Schedule 1 to this Statement, has any current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries with or into any third entity, the sale or transfer of a material amount of the Company's or any of its subsidiaries' assets to a third party, a material change in the Company's capitalization or dividend structure or any other material change in the Company's corporate structure or business.

  (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER --7. Possible Effects of the Offer on the Market for Shares; Nasdaq National Market Quotation; Exchange Act Registration; Margin Regulations" is incorporated herein by reference. None of Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement, has any current plans or proposals that would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 6. Interest in Securities of the Subject Company

  (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" is incorporated herein by reference. As a result of Parent and Purchaser obtaining an irrevocable proxy pursuant to a Stockholder Agreement which Parent and Purchaser entered into with Synthetic Industries, L.P. (the "Stockholder") on November 5, 1999, each of Parent and Purchaser may be deemed to beneficially own the 5,699,194 Shares which are owned by the Stockholder and which represent 65.8% of the Shares outstanding as of November 1, 1999. Certain entities (the "Managed Entities") each own a non-controlling interest in Parent and are each indirectly managed by an affiliate(s) of Investcorp through a revocable management services or similar agreement between the Managed Entity or its shareholders or principals and the affiliate(s) (collectively, the "Management Agreements"). Each Managed Entity, pursuant to its respective Management Agreement, has indirectly granted to an Investcorp affiliate(s) the authority to direct the voting and disposition of its equity interest in Parent for so long as the Management Agreement is in effect. As a result, Investcorp may be deemed to beneficially own the 5,699,194 Shares. As stated above, Sipco may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock, and may thus be deemed to beneficially own the 5,699,194 Shares. To the best of Investcorp's, Parent's and Purchaser's knowledge, none of the persons listed in Schedule 1 to this Statement, nor any associate or subsidiary of such persons, beneficially owns or has any right to acquire directly or indirectly any Shares. None of Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement, or any associate or subsidiary of any of the foregoing, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities

  The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" and "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference. None of Sipco, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in
Schedule 1 to this Statement, has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

Item 8. Persons Retained, Employed or to Be Compensated

  The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--16. Fees and Expenses" is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders

  Not applicable.

Item 10. Additional Information

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Sipco, Investcorp, Parent or Purchaser, or to the best of Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to the Offer to Purchase or Schedule 1 to this Statement, and the Company or any of the Company's executive officers, directors, controlling persons or subsidiaries.

  (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER-- 15. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--7. Possible Effects of the Offer on the Market for Shares; Nasdaq National Market Quotation; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits

  (a)(l) Offer to Purchase, dated November 12, 1999

  (a)(2) Letter of Transmittal

  (a)(3) Notice of Guaranteed Delivery

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

  (a)(7) Form of Summary Advertisement, dated November 12, 1999

  (a)(8) Press Release, dated November 5, 1999, issued by Investcorp and the Company

  (b)(1) Senior Subordinated Credit Facility Commitment Letter, dated November 2, 1999, among Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., The Chase Manhattan Bank, Chase Securities Inc. and Investcorp Investment Equity Limited

  (b)(2) Engagement Letter, dated November 2, 1999, among Bear, Stearns & Co. Inc., Chase Securities Inc. and Investcorp Investment Equity Limited

  (b)(3) Revolving Credit Facility Commitment Letter, dated November 2, 1999, between Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., The Chase Manhattan Bank, Chase Securities Inc. and Investcorp Investment Equity Limited*

  (c)(1) Agreement and Plan of Merger, dated as of November 5, 1999, by and among Parent, Purchaser and the Company

  (c)(2) Stockholder Agreement, dated as of November 5, 1999, among Parent, Purchaser and Synthetic Industries, L.P.

  (c)(3) Confidentiality Agreement, dated as of June 7 1999, between the Company and Investcorp International Inc.

  (c)(4) Employment Letter of Intent, dated November 5, 1999, between Parent and Leonard Chill

  (c)(5) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Dana

  (c)(6) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Sinicropi

  (c)(7) Employment Letter of Intent, dated November 5, 1999, between Parent and Charles T. Koerner

  (c)(8) Employment Letter of Intent, dated November 5, 1999, between Parent and John Michael Long

  (c)(9) Employment Letter of Intent, dated November 5, 1999, between Parent and Proctor Allen

  (c)(10) Employment Letter of Intent, dated November 5, 1999, between Parent and Louis Ziebold

  (d) None

  (e) Not applicable

  (f) None

* To be filed by amendment.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIND ACQUISITION, INC.

                                                /s/ Christopher J. O'Brien
                                          By: _________________________________
                                            Name: Christopher J. O'Brien
                                            Title: President

Dated: November 12, 1999

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIND HOLDINGS, INC.

                                                /s/ Christopher J. O'Brien
                                          By: _________________________________
                                            Name: Christopher J. O'Brien
                                            Title: President

Dated: November 12, 1999

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INVESTCORP S.A.

                                                  /s/ Lawrence B. Kessler
                                          By: _________________________________
                                            Name: Lawrence B. Kessler
                                            Title: Authorized Representative

Dated: November 12, 1999

                                  SCHEDULE 1

  The following table sets forth the name, citizenship, business address, present principal occupation and other material positions held during the last five years, if any, of each director of Sipco. Sipco has no executive officers. Paget-Brown & Company serves as the Secretary of Sipco. Paget-Brown & Company's address is West Wind Building, P.O. Box 1111, Harbour Drive, George Town, Grand Cayman, Cayman Islands, B.W.I., and its principal business is providing corporate management services. Each person listed below has been a director of Sipco for the past five years.

   Name, Citizenship                                        Other Material Positions
 and Business Address     Present Principal Occupation   Held During the Past Five Years
 --------------------     ----------------------------   -------------------------------
Abdul-Rahman Salim       Chairman, Bahrain Middle East   None.
Al-Ateeqi Kuwait         Bank.
P.O. BOX 848
Safat 13009
Kuwait

Hussain Ibrahim          Chairman, Alfardan Group of     Vice Chairman, Gulf Publishing
Al-Fardan Qatar          Companies (Holdings) WLL, a     & Printing Organization WLL.
P.O. Box 63              group comprised of jewelry,     Managing Director, The
Doha                     trading, automobile, real       Commercial Bank of Qatar Ltd.
Qatar                    estate and investment and       QSC.
                         trading services companies.

Mohammed Yousef Jalal    Chairman, Mohammed Jalal & Sons Chairman, Bahrain Tourism Co.
Bahrain                  Group of Companies, a trading   and Al-Ahli Commercial Bank
P.O. BOX 113             and contracting group with      BSC. Vice Chairman of Bahrain
Manama                   worldwide interests.            International Golf Course Co.
Bahrain                                                  BSC and National Import &
                                                         Export Co. Director, Bahrain
                                                         Airport Services Co.

Nemir Amin Kirdar        President and Chief Executive   None.
Bahrain                  Officer, Investcorp Bank E.C.
P.O. BOX 5340
Manama
Bahrain

Abdul Aziz Jassim Kanoo  Deputy Chairman and Deputy      Director of the following
Saudi Arabia             Chief Executive Officer, Yusuf  entities: Eastern Province
P.O. Box 37              Bin Ahmed Kanoo Group, Saudi    Cement Co.; Saudi Public
Dammam 31411             Arabia, a group active in       Transport Co.; Gulf Union
Kingdom Of Saudi Arabia  shipping, trading, property,    Insurance & Reinsurance Co.,
                         travel, machinery sales and     Bahrain; United Arab Shipping
                         services, oil field supplies    Agencies Co. (SA) Ltd.
                         and services, chemicals,
                         procurement services, insurance
                         and domestic and overseas
                         investments. Chairman of the
                         following entities: Saudi
                         Arabian Industrial & Trading
                         Est.; Baroid (Saudi Arabia)
                         Ltd.; Saudi Arabian Lube
                         Additives Co. Ltd.; Key
                         Communications Development Ltd.

Lawrence B. Kessler      Chief Administrative Officer,   None.
                         Investcorp S.A.

Gary S. Long             Chief Financial Officer,        None.
                         Investcorp S.A.

                                 EXHIBIT INDEX

 Exhibit                                                          Sequentially
 Number                       Exhibit Index                       Numbered Page
 -------                      -------------                       -------------
 (a)(l)  Offer to Purchase, dated November 12, 1999

 (a)(2)  Letter of Transmittal

 (a)(3)  Notice of Guaranteed Delivery

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees

 (a)(5)  Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees

 (a)(6)  Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9

 (a)(7)  Form of Summary Advertisement, dated November 12, 1999

 (a)(8)  Press Release, dated November 5, 1999, issued by
         Investcorp and the Company

 (b)(1) Senior Subordinated Credit Facility Commitment Letter, dated November 2, 1999, among Bear Stearns Corporate
         Lending Inc., Bear, Stearns & Co. Inc., The Chase
         Manhattan Bank, Chase Securities Inc. and Investcorp
         Investment Equity Limited

 (b)(2)  Engagement Letter, dated November 2, 1999, among Bear,
         Stearns & Co. Inc., Chase Securities Inc. and
         Investcorp Investment Equity Limited

 (b)(3)  Revolving Credit Facility Commitment Letter, dated
         November 2, 1999, between Bear Stearns Corporate
         Lending Inc., Bear, Stearns & Co. Inc., The Chase
         Manhattan Bank, Chase Securities Inc. and Investcorp
         Investment Equity Limited*

 (c)(1)  Agreement and Plan of Merger, dated as of November 5,
         1999, by and among Parent, Purchaser and the Company

 (c)(2) Stockholder Agreement, dated as of November 5, 1999, among Parent, Purchaser and Synthetic Industries, L.P.

 (c)(3) Confidentiality Agreement, dated as of June 7 1999, between the Company and Investcorp International Inc.

 (c)(4) Employment Letter of Intent, dated November 5, 1999, between Parent and Leonard Chill

 (c)(5) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Dana

 (c)(6) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Sinicropi

 (c)(7) Employment Letter of Intent, dated November 5, 1999, between Parent and Charles T. Koerner

 (c)(8) Employment Letter of Intent, dated November 5, 1999, between Parent and John Michael Long

 (c)(9) Employment Letter of Intent, dated November 5, 1999, between Parent and Proctor Allen

 (c)(10) Employment Letter of Intent, dated November 5, 1999, between Parent and Louis Ziebold

 (d)     None

 (e)     Not applicable

 (f)     None

* To be filed by amendment.